March 4, 2008

Mail Stop 4561

Mr. Baldwin Yung
President and Chief Executive Officer
Telava Networks, Inc.
353 Sacramento Street
Suite 1500
San Francisco, California 94111

Re: Telava Networks, Inc.
Item 4.01 Form 8-K
Filed March 3, 2008
File Number: 001-14219

Dear Mr. Yung:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed March 3, 2008

Exhibit 16

1. Please revise Exhibit 16 in your amended filing to fully comply with the requirements of Item 304(a)(3) of Regulation S-K. Specifically, we note that the letter provided by your former independent accountants agrees only with the statements made in Item 4.01(a) of your Form 8-K, which is not clearly defined in your Form 8-K. As a result, please revise your filing to state whether or not your former independent accountants agree with Items 4.01(1)(A) – (D), as applicable.

2. As a related matter, please have your independent accountants sign the amended letter.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3484.

Sincerely,

John A. Spitz
Senior Staff Accountant